

RECEIVED

2006 MAR -6 A 10: 1?

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA





06011305

02/22/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements nos 7-8, both included.

Yours sincerely
Novozymes A/S

PROCESSED
MAR 06 2006
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79



Trading by insiders in Novozymes A/S B shares

February 22, 2006

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B.

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Kurt Anker Nielsen	Vice-Chairman of the Board of Directors	21/2-2006	Shares	- 1,000	384,000

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.



Trading by insiders in Novozymes A/S B shares

February 21, 2006

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B.

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Kurt Anker Nielsen	Vice-Chairman of the Board of Directors	20/2-2006	Shares	- 1,000	379,000
Per Falholt	EVP and SCO	20/2-2006	Share options	+ 4,500 - 4,500	760,500 1,705,500
Peder Holk Nielsen	EVP, Sales & Marketing	20/2-2006	Share options Share options Shares	+ 4,500 - 4,500 + 4,700 - 4,700 - 4,593	760,500 1,707,750 747,300 1,781,300 1,740,747

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.